BLUM Growth Fund Announces
Cosi Shareholder Survey Results

Shareholder Feedback Sparks
Call for Special Shareholder Meeting to Elect
New Leadership and New Board Directors at Cosi

Winter Park, Fla. - November 2, 2011 - BLUM Growth Fund, activist shareholder in Cosi, Inc.(NASDAQ: COSI), today announced it has received 95 shareholder responses from its survey taken over the past week. Nearly unanimous, the survey results and accompanying comments show overwhelming support for the BLUM Growth Fund plan for Cosi and overwhelming lack of confidence in the current Board of Directors to engage the right CEO for Cosi to lead the brand to short and long term profitability.

Noted restaurant turnaround executive and owner of BLUM Growth Fund, Brad Blum, has publiclycalled for the board to take action to protect shareholder investments and restore lost value, evidenced by the consistently declining stock price of Cosi. To no avail, there have been numerous offers from BLUM Growth Fund to meet with the current Board of Directors to have them respond to various serious and comprehensive proposals designed to create shareholder value.

Since all these opportunities were ignored by the Board of Directors, BLUM Growth Fund offered a forum for shareholders to express their opinions in an effort to exercise "shareholder democracy." It is noted that "shareholder democracy" is very different from a proxy fight, which is expensive and time consuming. Rather, it is a new and innovative way for shareholders to communicate their genuine feedback directly to the Cosi Board of Directors in a timely manner.

"We did not know the nature of the responses we would receive," said Blum. "The responses were overwhelmingly and emphatically clear indicating a lack of confidence in the current Board of Directors and their desire to implement the BLUM Growth Fund plan, as provided to the Cosi Board and the public. We remain hopeful that, with this latest information, the Board would now be willing to meet and discuss how best to improve company performance and greatly increase shareholder value, and to do so on a timely basis."

Absent a positive meeting with the Board of Directors and in light of these "shareholder democracy" survey results, BLUM Growth Fund feels it will be necessary to call for a special shareholder meetingto elect new leadership and new Board Directors at Cosi, as recommended by the BLUM Growth Fund plan, officially submitted to the Board of Directors dated October 12, 2011. A number of shareholders see this as necessary to drive Cosi in a dramatically new and positive direction.

Cosi governance allows for this type of special election if granted by the Board of Directors. BLUM Growth Fund would respectfully request a special meeting of shareholders be called for by the Cosi Board of Directors no later than Tuesday, November 8, 2011.

The survey enabled current Cosi shareholders to share their opinion on five questions and submit comments. Results of the survey show strong alignment between BLUM Growth Fund proposals and shareholder desires and concerns.

"The Board seems to be delaying the inevitable, costing Cosi valuable time and wasting money with its limited remaining cash position," said Blum. "The shareholders who responded to the survey agree."

"No shareholder has endorsed the current Board of Directors or feels confident in the fate of Cosi if left in their hands," said
Howard Penney, a leading restaurant security analyst and Managing
Partner at Hedgeye Risk Management.

Eric Kuby, Chief Investment Officer at Northstar Investment Corporation in Chicago, who owns approximately one million shares, added, "We want shareholder democracy to prevail at Cosi. We believe that the BLUM Growth Fund plan is a good solution. Based on his past track record of results, we would like Brad Blum to be the chairman and CEO of Cosi. We are surprised that the Board hasn't eagerly embraced his offer, since he seems to be exactly what the doctor ordered."


SURVEY RESULTS are as follows:
Q: As a Cosi Shareholder, do you have the confidence that management can make the right decisions and find the right person to be the new CEO?
Yes 2	No 93

Q: As a Cosi Shareholder, are you proud of the company's financial performance, especially compared to other major fast casual restaurants?
Yes 0 	No 82

Q: As a Cosi Shareholder, are you happy with your investment and the current stock price?
Yes 0	No 81

Q: As a Cosi Shareholder, are you confident in the future of the company with the current
Board of Directors?
Yes 0 	No 80

Q: As a Cosi Shareholder, would you like a new CEO and Board of Directors who have communicated a plan to make the company profitable and who can create significant shareholder value?
Yes 70 	No 2


A snapshot of shareholder comments:

The current board seems to have no interest in providing shareholders any value for their investment. The market shows no respect for current management and how they run the company. I think there is so much potential in this brand and I hope it will be realized, but I am losing faith.
James C. Clark

With the proper management Cosi should be rolling. There is no reason Cosi couldn't be in the same league or better than Panera. Streamline operations, pursue a strategy of smart growth, and bring in a CEO with a proven track record of success in the restaurant industry. Brad Blum has my vote.
Chas Kirsch



I have already stated my concern to Cosi via their website
(to which I received no response) and indicated my support for your original message to their board. My shares have lost approximately 90% of their value since I first bought in March of '07. I am thoroughly discouraged with the performance of the company and welcome any actions which would result in improved operations and a return of at least a portion of shareholder's investments. Tom Cagle

We have owned Cosi since Sept 2005. We keep waiting for them to make a profit. Every quarter they tell us the same thing; things are getting better in some areas but the bottom line is they keep losing money. It's gotten so bad that we have been hoping that for one quarter they wouldjust break even. Obviously this group is never going to solve the problems and Cosi will gradually fade away unless some new people with new ideas take over.
Otherwise, it will be more of the same.
Philip & Carol Passer

Not happy with this new addition to the board that has mainly investment background. Why not more operations oriented individual? Al Wolstein

I fully support the initiative of Brad Blum and feel his track record shows that he is the right man to lead Cosi. The current management has shown that they are incapable of running the company successfully. Professional Investor & Trader


About BLUM Growth Fund
BLUM Growth Fund, LLC is a private entrepreneurial capital investments company that is part of BLUM Enterprises, LLC. Brad Blum is Founder and Owner of BLUM Enterprises, whose mission is to "Provide Good Food for the Planet." Based in Winter Park, Florida, and with officesin New York City, BLUM Enterprises is a progressive company dedicated to creating and operating highly profitable restaurant brands that focus on providing good food with exceptional flavor and responsible nutrition. The company also invests entrepreneurial capital and works closely with established restaurant brands to achieve outstanding profitability and shareholder value using this approach.

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